ALCON INC. INTERIM FINANCIAL REPORT

OPERATING PERFORMANCE
Key figures

	Three months ended March 31		Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(1)

Net sales to third parties	1,910	1,822	5	2
Gross profit	1,031	872	18	14
Operating income/(loss)	149	(28)	nm	nm
Operating margin (%)	7.8	(1.5)
Net income/ (loss)	84	(57)	nm	nm
Basic earnings/(loss) per share ($)(2)	0.17	(0.12)	nm	nm
Diluted earnings/(loss) per share ($)(3)	0.17	(0.12)	nm	nm

Core results(1)
Core operating income	344	302	14	8
Core operating margin (%)	18.0	16.6
Core net income	241	219	10	4
Core basic earnings per share ($)(2)	0.49	0.45	9	4
Core diluted earnings per share ($)(4)	0.49	0.45	9	4
nm = not meaningful
(1)Core results and constant currencies (cc) as presented in this table are non-IFRS measures. Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
(2)Calculated using 489.7 million weighted-average shares for the three months ended March 31, 2021 and 488.6 million weighted-average shares for the prior year period. Refer to Note 5 to the Condensed Consolidated Interim Financial Statements for additional details.
(3)Calculated using 492.8 million weighted-average diluted shares for the three months ended March 31, 2021 and 488.6 million weighted-average shares for the prior year period. Refer to Note 5 to the Condensed Consolidated Interim Financial Statements for additional details.
(4)Calculated using 492.8 million weighted-average diluted shares for the three months ended March 31, 2021 and 491.2 million weighted-average diluted shares for the prior year period. Refer to the 'Supplementary Information' section for additional details.

All comments below focus on constant currencies (cc) movements unless otherwise noted.
Net sales by segment

	Three months ended March 31		Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(1)

Surgical
Implantables	344	310	11	9
Consumables	535	519	3	—
Equipment/other	198	155	28	25
Total Surgical	1,077	984	9	7

Vision Care
Contact lenses	509	502	1	(1)
Ocular health	324	336	(4)	(5)
Total Vision Care	833	838	(1)	(3)
Net sales to third parties	1,910	1,822	5	2
(1) Constant currencies is a non-IFRS measure. Refer to the 'Supplementary Information' section for additional information.
Surgical
Surgical net sales were $1.1 billion (+9%, +7% cc). Implantables increased (+11%, +9% cc), driven by Advanced Technology IOLs, including the launch of AcrySof IQ Vivity and continued strength of PanOptix. In the prior year period, implantables sales in Japan benefited from the PanOptix launch and favorable market conditions. Consumables sales were (+3%, 0% cc), in line with the prior year due to continued impacts from the COVID-19 pandemic. Equipment/other increased (+28%, +25% cc), primarily driven by demand for cataract and refractive equipment and other refractive products.
Vision Care
Vision Care net sales were $833 million (-1%, -3% cc). Contact lenses were (+1%, -1% cc), as continued growth following the launch of Precision1 and Precision1 for Astigmatism was more than offset by declines in international markets. Ocular health decreased (-4%, -5% cc) due to declines in artificial tears and contact lens care, partially offset by the growth of Pataday, including the Pataday Extra Strength launch. Ocular health sales in the prior year period benefited from higher than normal demand in the US at the beginning of the COVID-19 pandemic.

Operating income/(loss)

	Three months ended March 31		Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(1)

Gross profit	1,031	872	18	14
Selling, general & administration	(699)	(677)	(3)	(1)
Research & development	(166)	(139)	(19)	(18)
Other income	9	9	—	(6)
Other expense	(26)	(93)	72	72
Operating income/(loss)	149	(28)	nm	nm
Operating margin (%)	7.8	(1.5)

Core results(1)
Core gross profit	1,201	1,133	6	3
Core operating income	344	302	14	8
Core operating margin (%)	18.0	16.6
nm = not meaningful
(1)    Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Operating income was $149 million, compared to a $28 million loss in the prior year period. The current year period benefited from higher sales, lower amortization for intangible assets as certain intangible assets have become fully amortized and lower separation costs, partially offset by higher impairments of intangible assets, increased investment in research and development and higher marketing and sales spend to support key brands and new product launches in Vision Care. The prior year period included a benefit of $44 million from fair value adjustments of contingent consideration liabilities, partially offset by increased provisions for expected credit losses due to the COVID-19 pandemic. There was a positive 0.6 percentage point impact on operating margin from currency.
Adjustments to arrive at core operating income were $195 million, mainly due to $125 million of amortization and a $45 million impairment of an intangible asset.
Core operating income was $344 million (+14%, +8% cc), compared to $302 million in the prior year period. The current year period benefited from an increase in sales partially offset by increased investment in research and development and higher marketing and sales spend to support key brands and new product launches in Vision Care. The prior year period was impacted by increased provisions for expected credit losses due to the COVID-19 pandemic. There was a positive 0.4 percentage point impact on core operating margin from currency.

Segment contribution(1)

	Three months ended March 31		Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(2)

Surgical segment contribution	275	208	32	26
As % of net sales	25.5	21.1
Vision Care segment contribution	146	166	(12)	(14)
As % of net sales	17.5	19.8
Not allocated to segments	(272)	(402)	32	32
Operating income/(loss)	149	(28)	nm	nm
Core adjustments(2)	195	330
Core operating income(2)	344	302	14	8
nm = not meaningful
(1)For additional information regarding segment contribution, please refer to Note 4 to the Condensed Consolidated Interim Financial Statements.
(2)Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Surgical
Surgical segment contribution was $275 million (+32%, +26% cc), compared to $208 million in the prior year period. Surgical segment contribution benefited from higher sales and lower marketing and sales spend, partially offset by increased investment in research and development. The prior year period was impacted by increased provisions for expected credit losses due to the COVID-19 pandemic. There was a positive 0.7 percentage point impact on segment contribution margin from currency.
Vision Care
Vision Care segment contribution was $146 million (-12%, -14% cc), compared to $166 million in the prior year period. The reduction was driven by lower sales and higher marketing and sales spend to support key brands and new product launches. Currency did not have an impact on segment contribution margin.
Not allocated to segments
Operating loss not allocated to segments totaled $272 million (+32%,+32% cc), compared to $402 million in the prior year period. The decrease in amounts not allocated was primarily driven by lower amortization and separation costs, partially offset by higher impairments of intangible assets in the current year period. The prior year period included a benefit from fair value adjustments of contingent consideration liabilities.

Non-operating income & expense

	Three months ended March 31		Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(1)

Operating income/(loss)	149	(28)	nm	nm
Interest expense	(31)	(31)	—	1
Other financial income & expense	(9)	(10)	10	19
Income/(loss) before taxes	109	(69)	nm	nm
Taxes	(25)	12	nm	nm
Net income/(loss)	84	(57)	nm	nm
Basic earnings/(loss) per share ($)	0.17	(0.12)	nm	nm
Diluted earnings/(loss) per share ($)	0.17	(0.12)	nm	nm

Core results(1)
Core taxes	(63)	(42)	(50)	(44)
Core net income	241	219	10	4
Core basic earnings per share ($)	0.49	0.45	9	4
Core diluted earnings per share ($)	0.49	0.45	9	4
nm = not meaningful
(1)Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Interest expense
Interest expense was $31 million, in line with the prior year period. The current year period saw more favorable interest rates, offset by interest for the senior notes issued in May 2020.
Other financial income & expense
Other financial income & expense, consisting primarily of hedging costs and foreign currency exchange gains and losses, was a net expense of $9 million, compared to $10 million in the prior year period.
Taxes
Tax expense was $25 million compared to a benefit of $12 million in the prior year period, primarily due to profitability in the current period compared to the prior period loss.
Adjustments to arrive at core tax expense were $38 million for the tax effect associated with operating income core adjustments.
Core tax expense was $63 million, compared to $42 million in the prior year period. The average core tax rate was 20.7% compared to 16.1% in the prior year period, primarily related to the mix of pre-tax income/(loss) across geographical tax jurisdictions, and discrete tax items favorably impacting the prior year period.
Net income/(loss) and earnings/(loss) per share
Net income was $84 million, compared to a net loss of $57 million in the prior year period. The change was mainly attributable to the current year period operating income compared to the prior year period operating loss. The associated basic and diluted earnings per share were $0.17, compared to a loss per share of $0.12 in the prior year period.
Core net income was $241 million, compared to $219 million in the prior year period, primarily due to higher core operating income. The associated core basic and diluted earnings per share were $0.49 compared to $0.45 in the prior year period.

LIQUIDITY AND CAPITAL RESOURCES
Cash flow
Net cash flows from operating activities amounted to $156 million in the first three months of 2021, compared to $30 million in the prior year period. The current year cash flows benefited from higher sales, lower separation spending and lower transformation payments, partially offset by increased discretionary spending and increased taxes paid due to timing of payments. Both periods were impacted by changes in net working capital and semi-annual interest payments.
Changes in net working capital in the current year were mainly driven by the net change in other current liabilities and an increase in inventories. The net change in other current liabilities was primarily driven by the timing of annual associate short-term incentive payments which generally occur in the first quarter and were lower than in the prior year. The increase in inventories was primarily related to cataract consumables, daily disposable lenses and ocular health products. Changes in net working capital in the prior year period were primarily due to inventory increases associated with new product launches and movements in other current assets and trade payables. The change in other current assets in the prior year period was primarily driven by VAT and other receivables. Refer to Note 9 of the Condensed Consolidated Interim Financial Statements for additional details regarding changes within net working capital.
Net cash flows used in investing activities amounted to $131 million in the first three months of 2021, compared to $104 million in the prior year period, primarily due to increased capital expenditures.
Net cash flows used in financing activities amounted to $3 million in the first three months of 2021, compared to net cash flows from financing activities of $18 million in the prior year period. Cash outflows in the current year primarily include lease payments and withholding taxes paid upon net settlements of equity-based compensation, partially offset by net proceeds from refinancing of local debt facilities in Japan. Cash inflows in the prior year period were primarily attributable to realized foreign currency exchange gains.
Free cash flow (non-IFRS measure)
Free cash flow amounted to an inflow of $48 million in the first three months of 2021, compared to an outflow of $60 million in the prior year period, driven by increased cash flows from operating activities, partially offset by increased purchases of property, plant and equipment.
For additional information regarding free cash flow, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.
Balance sheet
Assets
Total non-current assets were $22.4 billion as of March 31, 2021, a decrease of $215 million when compared to $22.6 billion as of December 31, 2020. There was a decrease of $170 million in Intangible assets other than goodwill related to recurring amortization and an asset impairment. Property, plant, and equipment decreased $51 million primarily due to depreciation and foreign currency translation effects, partially offset by capital expenditures.
Total current assets were $5.0 billion as of March 31, 2021, in line with prior year. Other current assets decreased $36 million primarily due to utilization of amounts in escrow to settle contingent consideration obligations, decreases in the current portion of long-term receivables and prepaid expenses. Inventories increased $36 million primarily driven by cataract consumables, daily disposable lenses and ocular health products, partially offset by foreign currency translation effects.
Liabilities
Total non-current liabilities were $6.5 billion as of March 31, 2021, in line with prior year. Provisions and other non-current liabilities decreased $54 million primarily related to reductions in pensions and post-employment benefit obligations due to actuarial gains recognized for increases in discount rates. Deferred tax liabilities decreased $21 million primarily related to recurring amortization of intangible assets and an asset impairment. Financial debts increased $30 million primarily due to an increase in local debt facilities in Japan, partially offset by foreign currency translation effects on a Euro-denominated debt facility.

Total current liabilities were $2.0 billion as of March 31, 2021, a decrease of $291 million when compared to $2.3 billion as of December 31, 2020. Provisions and other current liabilities decreased $156 million primarily attributable to the timing of annual associate short-term incentive payments, property tax payments, and settlement of contingent consideration obligations. Trade payables decreased $69 million primarily due to the timing of payments. Current financial debts decreased $38 million primarily due to the refinancing of local debt facilities in Japan.
Equity
Equity was $18.9 billion as of March 31, 2021, an increase of $91 million when compared to $18.8 billion as of December 31, 2020.
Net (debt)/liquidity (non-IFRS measure)
Net debt of $2.5 billion as of March 31, 2021 decreased $24 million compared to $2.6 billion as of December 31, 2020. Alcon's liquidity and financial debt amounted to $1.6 billion and $4.1 billion, respectively, as of March 31, 2021, in line with prior year. The average maturity of financial debts outstanding as of March 31, 2021 is 8.7 years.
The $1 billion revolving credit facility remained undrawn as of March 31, 2021 and May 4, 2021. For additional information regarding net (debt)/liquidity, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.
Additional COVID-19 considerations
In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) as a pandemic. The pandemic triggered widespread shelter-in-place orders, business shutdowns and the deferral of non-urgent surgical procedures. Outbreaks of COVID-19 cases have continued to occur in 2021 and localized responses remain unpredictable. In response, our Global Crisis Management team implemented a variety of business continuity measures and safety action plans. As the world continues to face this pandemic, Alcon remains fully committed to serving the eye care professionals, patients and consumers who depend on us, and the health and safety of our associates and our community remain our highest priority.
Associate safety
To protect our associates, we implemented a response framework with recommended COVID-19 prevention, containment and mitigation measures. For example, we implemented procedures in 2020, including limiting the number of people in one area at a time, modifying workstation arrangements, screening temperatures daily, minimizing the cross flow of people between shifts to reduce potential exposure and enhancing cleaning of our facilities. We have also mandated wearing masks, implemented robust contact tracing and are managing our return to the workplace in line with local conditions. Our sales and customer service teams are equipped with the tools to keep them healthy and safe, including pre-visit checklists and appropriate personal protective equipment (“PPE”). Finally, we are encouraging our associates to be vaccinated as it becomes available in their local market.
Community support
To assist vulnerable populations affected, directly or indirectly, by COVID-19, the Alcon Foundation has made monetary donations to local, national and global organizations to support meal programs for children and seniors, provide essential supplies to shelters and aid public health emergency relief efforts. We donated PPE, including Alcon-manufactured hand sanitizer and splashguards, as well as eye drops for front line workers. We have also donated eye care products to support eye surgeries and other eye care services for under-served patients.
Supply chain continuity
To protect our customers and the patients who depend on our products, we continue to manufacture and supply our products and are actively working to mitigate any potential supply chain disruptions. Prior to the current crisis, we developed a diverse manufacturing footprint, which has enabled us to maintain sufficient inventory on hand. We have enhanced our business continuity plans to ensure our supply chain is maintained. We generally target 12 weeks of customer-ready products in our supply chain and, for most of our products, we are at or close to this level. Our Procurement teams are staying in close contact with our critical suppliers to maintain access to raw materials and other components. When necessary, we are also utilizing alternative methods of product distribution and supplier sourcing, as well as alternative shipping options where possible. In addition, we have partnered with industry trade groups and the medical community as they developed new protocols to serve patients safely during the pandemic.

Net sales trends
Following a low point in the second quarter of 2020 due to the pandemic, net sales have remained stable with total net sales showing growth compared to the first quarter of 2020 and 2019, led by the United States. We are encouraged to see an increase in surgical procedures with the improved adoption of safety measures and the availability of vaccines. However, uncertainty remains as we expect the pace of recovery will continue to vary on a market by market basis, depending on existing capacity, differences between private and public channels, hospitals and non-hospital settings, the nature of patient needs and sense of safety and availability of vaccines. Based on these factors, we believe we will likely see a continued lingering impact from COVID-19 during 2021.
Financial measures
We took significant steps to manage our cash flow in 2020, including adjusting production volumes, managing discretionary spending, delaying initiation of our first dividend to 2021, and issuing $750 million of senior notes in May 2020.
We ended the first quarter of 2021 with $1.6 billion in cash and cash equivalents. Further, collections continued to improve with trade receivables continuing to normalize. However, we may see delays or reductions in collections in the coming months as we continue to work with our customers during this pandemic.
Because we believe the COVID-19 conditions are transitory, we are not making structural changes to our operational costs that could impede our ability to fully ramp up when most geographic markets recover. We will continue to monitor trends and manage our discretionary spending in line with sales recovery.
Key assumptions
Management has assessed the past and potential impact of the adverse effects of COVID-19 on Alcon’s results of operation, cash flows, and liquidity. The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affects the reported amounts of assets and liabilities as well as revenues and expenses. In particular, the Condensed Consolidated Interim Financial Statements for the period ended March 31, 2021 required the use of significant estimates and assumptions pertaining to the impact of COVID-19 on Alcon's operations, results, and liquidity. Key assumptions include:
•The COVID-19 outbreak will have a continued lingering impact in 2021, with the pace of recovery varying on a market by market basis;
•Our manufacturing sites will return to normal operating capacity in 2021;
•We will retain our associates and meet supplier obligations while managing discretionary costs; and
•Transformation and strategic investment priorities will continue.
Actual outcomes and results could differ materially from our estimates and assumptions. For example, extended or new COVID-19 related shut-down periods or slower recovery periods could result in an inability to manufacture products, reduced sales, incremental provisions for expected customer credit losses and inventory, incremental costs, reduced cash on hand, and increased debt or impairments of assets. We use the US Dollar as our reporting currency and are therefore also exposed to foreign currency exchange movements, primarily in Euros, Japanese Yen, Chinese Renminbi, Swiss Francs, and emerging market currencies.
Financial debts
Our financial debts do not have any major maturities before 2024 and do not contain any financial covenants. Our $1 billion revolving credit facility remained undrawn as of May 4, 2021 and there are no current limitations on our ability to borrow under the facility.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC.
Consolidated income statement (unaudited)

		Three months ended March 31
($ millions except earnings/(loss) per share)	Note	2021	2020
Net sales to third parties	4	1,910	1,822
Other revenues	4	20	19
Net sales and other revenues		1,930	1,841
Cost of net sales		(880)	(952)
Cost of other revenues		(19)	(17)
Gross profit		1,031	872
Selling, general & administration		(699)	(677)
Research & development		(166)	(139)
Other income		9	9
Other expense		(26)	(93)
Operating income/(loss)		149	(28)
Interest expense		(31)	(31)
Other financial income & expense		(9)	(10)
Income/(loss) before taxes		109	(69)
Taxes		(25)	12
Net income/(loss)		84	(57)

Earnings/(loss) per share ($)
Basic	5	0.17	(0.12)
Diluted	5	0.17	(0.12)

Weighted average number of shares outstanding (millions)
Basic	5	489.7	488.6
Diluted	5	492.8	488.6
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated statement of comprehensive income/(loss) (unaudited)

	Three months ended March 31
($ millions)	2021	2020

Net income/(loss)	84	(57)
Other comprehensive income to be eventually recycled into the consolidated income statement:
Currency translation effects	(38)	(55)
Total of items to eventually recycle	(38)	(55)
Other comprehensive income never to be recycled into the consolidated income statement:
Actuarial gains/(losses) from defined benefit plans, net of taxes(1)	22	(1)
Fair value adjustments on equity securities, net of taxes(2)	—	(7)
Total of items never to be recycled	22	(8)
Total comprehensive income/(loss)	68	(120)
(1)Amounts are net of tax expense of $9 million and tax benefit of $2 million for the three months ended March 31, 2021 and 2020, respectively.
(2)Amount is net of tax benefit of $3 million for the three months ended March 31, 2020.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated balance sheet (unaudited)

($ millions)	Note	March 31, 2021	December 31, 2020
Assets
Non-current assets
Property, plant & equipment		3,374	3,425
Right-of-use assets		372	358
Goodwill		8,905	8,905
Intangible assets other than goodwill	6	8,927	9,097
Deferred tax assets		387	399
Financial assets	8	216	218
Other non-current assets		217	211
Total non-current assets		22,398	22,613
Current assets
Inventories		1,680	1,644
Trade receivables		1,347	1,361
Income tax receivables		11	21
Cash and cash equivalents		1,564	1,557
Other current assets		368	404
Total current assets		4,970	4,987
Total assets		27,368	27,600

Equity and liabilities
Equity
Share capital		20	20
Reserves		18,893	18,802
Total equity		18,913	18,822
Liabilities
Non-current liabilities
Financial debts	7	3,979	3,949
Lease liabilities		328	315
Deferred tax liabilities		1,175	1,196
Provisions & other non-current liabilities		1,006	1,060
Total non-current liabilities		6,488	6,520
Current liabilities
Trade payables		807	876
Financial debts	7	131	169
Lease liabilities		70	70
Current income tax liabilities		121	149
Provisions & other current liabilities		838	994
Total current liabilities		1,967	2,258
Total liabilities		8,455	8,778
Total equity and liabilities		27,368	27,600
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated statement of changes in equity (unaudited)
Three months ended March 31, 2021

($ millions)	Share capital	Other reserves	Fair value adjustments on equity securities	Actuarial gains/(losses) from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of January 1, 2021	20	18,899	(32)	(109)	44	(97)	18,822
Net income		84				—	84
Other comprehensive income/(loss)			—	22	(38)	(16)	(16)
Total comprehensive income/(loss)	—	84	—	22	(38)	(16)	68
Equity-based compensation		9				—	9
Other movements(2)		2		12		12	14
Total other movements	—	11	—	12	—	12	23
Balance as of March 31, 2021	20	18,994	(32)	(75)	6	(101)	18,913

Three months ended March 31, 2020

($ millions)	Share capital	Other reserves	Fair value adjustments on equity securities	Actuarial (losses) from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of January 1, 2020	20	19,355	(25)	(72)	25	(72)	19,303
Net (loss)		(57)				—	(57)
Other comprehensive (loss)			(7)	(1)	(55)	(63)	(63)
Total comprehensive (loss)	—	(57)	(7)	(1)	(55)	(63)	(120)
Equity-based compensation		9				—	9
Other movements(2)		2		(23)		(23)	(21)
Total other movements	—	11	—	(23)	—	(23)	(12)
Balance as of March 31, 2020	20	19,309	(32)	(96)	(30)	(158)	19,171
(1)"Total value adjustments" are presented net of the corresponding tax effects.
(2)Activity includes hyperinflationary accounting. The current year includes an adjustment to actuarial gains to recognize plan assets related to the separation of a pension plan in the spin-off from Novartis but which were not previously recorded. The prior year includes an adjustment to actuarial (losses) for other post-employment benefit obligation assumption changes directly related to the spin-off on April 9, 2019 but which was not recorded at that time.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated statement of cash flows (unaudited)

		Three months ended March 31
($ millions)	Note	2021	2020

Net income/(loss)		84	(57)
Adjustments to reconcile net income/(loss) to net cash flows from operating activities
Depreciation, amortization, impairments and fair value adjustments	9.1	284	380
Equity-based compensation expense		27	25
Non-cash change in provisions and other non-current liabilities		9	(38)
Losses on disposal and other adjustments on property, plant & equipment and other non-current assets, net		5	6
Interest expense		31	31
Other financial income & expense		9	10
Taxes		25	(12)
Interest received		1	3
Interest paid		(39)	(44)
Other financial payments		(2)	(2)
Taxes paid		(62)	(34)
Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities		372	268
Net payments out of provisions and other cash movements in non-current liabilities		(20)	(36)
Change in net current assets and other operating cash flow items	9.2	(196)	(202)
Net cash flows from operating activities		156	30
Purchase of property, plant & equipment		(108)	(90)
Purchase of intangible assets		(14)	(14)
Purchase of financial assets		(9)	—
Net cash flows used in investing activities		(131)	(104)
Proceeds from non-current financial debts, net of issuance costs		51	—
Change in current financial debts		(27)	(10)
Lease payments		(19)	(16)
Other financing cash flows		(8)	44
Net cash flows (used in)/from financing activities		(3)	18
Effect of exchange rate changes on cash and cash equivalents		(15)	(6)
Net change in cash and cash equivalents		7	(62)
Cash and cash equivalents at January 1		1,557	822
Cash and cash equivalents at March 31		1,564	760
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC. (unaudited)
1. Basis of preparation
These Condensed Consolidated Interim Financial Statements for Alcon Inc. ("the Company") and the subsidiaries it controls (collectively, "Alcon") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and with the accounting policies as described in Note 3 to the December 31, 2020 Consolidated Financial Statements in the Company’s 2020 Form 20-F ("Form 20-F").
These Condensed Consolidated Interim Financial Statements do not include all of the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls, and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Alcon's financial position and performance since the prior annual Consolidated Financial Statements. Therefore the Condensed Consolidated Interim Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS as issued by the IASB.
The accompanying Condensed Consolidated Interim Financial Statements present our historical financial position, results of operations, comprehensive income/(loss), and cash flows in accordance with IFRS.
2. Selected accounting policies
Alcon's principal accounting policies are set out in Note 3 to the Consolidated Financial Statements in the Form 20-F. The preparation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management's assumptions and estimates.
As discussed in Note 3 to the Consolidated Financial Statements in the Form 20-F, Goodwill, the Alcon brand name and acquired In-process research & development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever events or changes in circumstance indicate that the asset's balance sheet or reportable segment carrying amount may not be recoverable. Goodwill and other intangible assets represent a significant amount of total assets on the consolidated balance sheet. Impairment testing may lead to potentially significant impairment charges in the future, which could have a materially adverse impact on Alcon's results of operations and financial condition.
Impact of the coronavirus (“COVID-19”) pandemic
In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets, resulting in widespread shelter-in-place orders, business shut-downs and the deferral of non-urgent surgeries. Outbreaks of COVID-19 cases have continued to occur in 2021 and localized responses remain unpredictable. This has had, and may continue to have, an adverse effect on our net sales, operating results and cash flow. The extent to which the COVID-19 pandemic and the related economic impact may continue to affect our financial condition or results of operations is uncertain.
We have analyzed the impact of the COVID-19 pandemic on our financial statements for the three months ended March 31, 2021 and 2020, respectively. We have assessed various accounting estimates and other matters, including those that require consideration of forecasted financial information, in the context of the unknown future impacts of COVID-19 using information reasonably available to us at this time. The accounting estimates and other matters assessed include, but were not limited to, provisions for expected credit losses, goodwill and other intangible assets, financial instruments, inventory provisions, associate benefits, income taxes and revenue recognition. Based on our assessment performed, the resulting provisions recorded were not material to our Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2021 or 2020, respectively. However, the inherent uncertainties of COVID-19 including the duration, scope, and severity of the pandemic may result in actual outcomes that differ materially from our current assumptions and estimates.

3. Significant transactions
Significant transactions in 2021
There were no significant transactions during the three months ended March 31, 2021.
Significant transactions in 2020
Series 2030 notes issuance
On May 27, 2020, Alcon, through its wholly owned subsidiary Alcon Finance Corporation (“AFC”), completed an offering of $750 million of non-current financial debt consisting of 2.600% senior notes due 2030.
4. Segmentation of key figures
The segment information disclosed in these Condensed Consolidated Interim Financial Statements reflects historical results consistent with the identifiable reportable segments of Alcon and financial information that the Chief Operating Decision Maker ("CODM") reviews to evaluate segmental performance and allocate resources among the segments. The CODM is the Executive Committee of Alcon.
The businesses of Alcon are divided operationally on a worldwide basis into two identified reportable segments, Surgical and Vision Care. Alcon's reportable segments are the same as its operating segments as Alcon does not aggregate any operating segments in arriving at its reportable segments. As indicated below, certain income and expenses are not allocated to segments.
Reportable segments are presented in a manner consistent with the internal reporting to the CODM. The reportable segments are managed separately due to their distinct needs and activities for research, development, manufacturing, distribution and commercial execution.
The Executive Committee of Alcon is responsible for allocating resources and assessing the performance of the reportable segments.
In Surgical, Alcon researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. The surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon.
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers.
Alcon also provides services, training, education and technical support for both the Surgical and Vision Care businesses.
The basis of preparation described in Note 1, and the selected accounting policies mentioned in Note 2 of these Condensed Consolidated Interim Financial Statements, are used in the reporting of segment results.
The Executive Committee of Alcon evaluates segmental performance and allocates resources among the segments primarily based on net sales and segment contribution.
Net identifiable assets are not assigned to the segments in the internal reporting to the CODM, and are not considered in evaluating the performance of the business segments by the Executive Committee of Alcon.
Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, separation costs, transformation costs, fair value adjustments of contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, and certain other income and expense items.
General & administration (corporate) includes the costs of the Alcon corporate headquarters, including all related corporate function costs.
Other income and expense items excluded from segment contribution include fair value adjustments of financial assets in the form of options to acquire a company carried at fair value through profit and loss ("FVPL"), net gains and losses on fund investments and equity securities valued at FVPL, restructuring costs, legal settlements, integration related expenses, and other income and expense items not attributed to a specific segment.

Certain income and expense items, primarily related to fair value adjustments of contingent consideration liabilities and option rights and integration related expenses, previously included in segment contribution in the prior year period were reclassified. This change was effective from the second quarter of 2020 to conform with reporting of segment contribution to the CODM in the current period. The reclassifications resulted in a decrease in Surgical and Vision Care segment contribution of $20 million and $5 million, respectively, in the three months ended March 31, 2020.
Three months ended March 31, 2021 and 2020

	Surgical		Vision Care		Company
	Three months ended March 31		Three months ended March 31		Three months ended March 31
($ millions)	2021	2020	2021	2020	2021	2020
Net sales to third parties	1,077	984	833	838	1,910	1,822
Other revenues	—	—	20	19	20	19
Net sales and other revenue	1,077	984	853	857	1,930	1,841
Segment contribution	275	208	146	166	421	374
Amortization of intangible assets					(140)	(272)
Impairment charges on intangible assets					(45)	(16)
General & administration (corporate)					(57)	(53)
Separation costs					(10)	(71)
Transformation costs					(11)	(7)
Fair value adjustments of contingent consideration liabilities					—	44
Past service costs for post-employment benefit plan amendments					2	—
Other					(11)	(27)
Operating income/(loss)					149	(28)
Interest expense					(31)	(31)
Other financial income & expense					(9)	(10)
Income/(loss) before taxes					109	(69)
Net sales by segment

	Three months ended March 31
($ millions)	2021	2020
Surgical
Implantables	344	310
Consumables	535	519
Equipment/other	198	155
Total Surgical	1,077	984
Vision Care
Contact lenses	509	502
Ocular health	324	336
Total Vision Care	833	838
Net sales to third parties	1,910	1,822
Net sales by region(1)

	Three months ended March 31
($ millions unless indicated otherwise)	2021		2020
United States	835	44%	792	43%
International	1,075	56%	1,030	57%
Net sales to third parties	1,910	100%	1,822	100%
(1) Net sales to third parties by location of third-party customer.

5. Dividend and earnings/(loss) per share
Dividend
No dividends have been paid through March 31, 2021. On February 23, 2021, the Alcon Board of Directors proposed a dividend of CHF 0.10 per share which was subsequently approved by the shareholders at the Annual General Meeting on April 28, 2021 and is expected to be paid on May 6, 2021. The total dividend payments will amount to a maximum of $55 million using the CHF/USD exchange rate as of April 30, 2021.
Earnings/(loss) per share
As of March 31, 2021, there were 489.9 million outstanding common shares, after the delivery of 0.7 million net shares vesting under the equity incentive programs during the three months ended March 31, 2021.
Basic earnings/(loss) per share is computed by dividing net income/(loss) for the period by the weighted average number of common shares outstanding during the period. For the three months ended March 31, 2021 and 2020, the weighted average number of shares outstanding was 489.7 million and 488.6 million shares, respectively.
The only potentially dilutive securities are the outstanding unvested equity-based awards, as described in Note 10 to these Condensed Consolidated Interim Financial Statements. Except when the effect would be anti-dilutive, the calculation of diluted earnings per common share includes the weighted average net impact of unvested equity-based awards. For the three months ended March 31, 2021, the weighted average diluted number of shares outstanding was 492.8 million, which includes the potential conversion of 3.1 million unvested equity-based awards. For the three months ended March 31, 2020, 2.6 million unvested equity-based awards have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.
6. Intangible assets other than goodwill
Intangible asset impairment charges
During the three months ended March 31, 2021, an impairment charge of $45 million was recognized in Cost of net sales for a currently marketed product cash generating unit ("CGU") in the Vision Care reportable segment due to lower than expected sales. The CGU was reduced to its recoverable amount of $48 million at the time of impairment.
An impairment charge of $16 million of a currently marketed product CGU in the Surgical reportable segment was recognized during the three months ended March 31, 2020.
The recoverable amount of each CGU was determined based on the fair value less cost of disposal ("FVLCOD") method. FVLCOD was estimated using net present value techniques utilizing post-tax cash flows and discount rates as there are no direct or indirect observable prices in active markets for identical or similar assets. The estimates used in calculating the net present value involve significant judgment by management and include assumptions with measurement uncertainty. The estimates used are considered to be consistent with market participant assumptions and include cash flow projections for a five-year period based on management forecasts, sales forecasts beyond the five-year period extrapolated using long-term expected growth rates, discount rate, and future tax rate. Since the cash flow projections are a significant unobservable input, the fair value of the CGU was classified as Level 3 in the fair value hierarchy. Actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using net present value techniques.

7. Non-current and current financial debts
The below table summarizes non-current and current Financial debts outstanding as of March 31, 2021 and December 31, 2020.

($ millions)	March 31, 2021	December 31, 2020
Non-current financial debts
Facility B	795	794
Facility C	409	429
Local facilities (Japan)	49	—
Series 2026 notes	496	496
Series 2029 notes	992	992
Series 2030 notes	744	744
Series 2049 notes	494	494
Revolving facility	—	—
Total non-current financial debts	3,979	3,949

Current financial debts
Local facilities:
Japan	73	101
All others	41	49
Other short-term financial debts	16	12
Derivatives	1	7
Total current financial debts	131	169
Total financial debts	4,110	4,118
Two local bilateral facilities in Japan matured in February 2021 and were refinanced by three facilities with one and two year maturities. In addition, in February 2021 the Revolving facility was extended to March 2026. The Revolving facility remained undrawn as of March 31, 2021.
Interest expense recognized for Financial debts, excluding lease liabilities, was $24 million and $23 million for the three months ended March 31, 2021 and 2020, respectively.

8. Financial instruments
Fair value by hierarchy
As required by IFRS, financial assets and liabilities recorded at fair value in the Condensed Consolidated Interim Financial Statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. There are three hierarchical levels, based on an increasing amount of judgment associated with the inputs to derive fair value for these financial assets and liabilities, which are as follows:
Financial assets and liabilities carried at Level 1 fair value hierarchy are listed in active markets.
Financial assets and liabilities carried at Level 2 fair value hierarchy are valued using corroborated market data.
Level 1 financial assets include money market funds and deferred compensation assets. There were no financial liabilities carried at Level 1 fair value, and Level 2 financial assets and liabilities include derivative financial instruments.
Investments in money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The investments are classified as Cash & cash equivalents within our Condensed Consolidated Balance Sheet.
Deferred compensation investments for certain employee benefit plans are held in a rabbi trust and dedicated to pay the benefits under the associated plans but are not considered plan assets as the assets remain available to creditors of Alcon in certain events, including bankruptcy. Rabbi trust assets primarily consist of investments in mutual funds. These assets are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
Level 3 inputs are unobservable for the financial asset or liability. The financial assets and liabilities generally included in Level 3 fair value hierarchy are equity securities and convertible notes receivable of private companies measured at fair value through other comprehensive income ("FVOCI"), and fund investments, options to acquire private companies, and contingent consideration liabilities measured at fair value through profit and loss ("FVPL").

The below tables summarize financial assets and liabilities measured at fair value on a recurring basis or at amortized cost or cost as of March 31, 2021 and December 31, 2020.

	March 31, 2021
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(3)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	36	—	36
Long-term financial investments measured at FVPL	—	—	12	—	12
Long-term receivables from customers	—	—	—	113	113
Deferred compensation assets(1)	141	—	—	—	141
Non-current minimum lease payments from finance lease agreements	—	—	—	34	34
Long-term loans, advances and security deposits	—	—	—	21	21
Total non-current financial assets	141	—	48	168	357
Current financial assets
Money market funds	529	—	—	—	529
Current portion of long-term financial investments measured at FVPL(2)	—	—	8	—	8
Current portion of long-term receivables from customers(2)	—	—	—	100	100
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	28	28
Other receivables, security deposits and current assets(2)	—	—	—	72	72
VAT receivables(2)	—	—	—	64	64
Derivative financial instruments(2)	—	12	—	—	12
Total current financial assets	529	12	8	264	813
Total financial assets at fair value and amortized cost or cost	670	12	56	432	1,170
Financial liabilities
Contingent consideration liabilities	—	—	(146)	—	(146)
Non-current financial debt	—	—	—	(3,979)	(3,979)
Current financial debt	—	—	—	(130)	(130)
Derivative financial instruments	—	(1)	—	—	(1)
Total financial liabilities at fair value and amortized cost	—	(1)	(146)	(4,109)	(4,256)
(1)    Recorded in Other non-current assets.
(2)    Recorded in Other current assets.
(3)    The carrying amount is a reasonable approximation of fair value, with the exception of Series 2026, 2029, 2030, and 2049 notes recorded in Non-current financial debt with a fair value of $2,832 million and a carrying value of $2,726 million as of March 31, 2021. The fair value of notes was determined using level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.

	December 31, 2020
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(3)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	28	—	28
Long-term financial investments measured at FVPL	—	—	12	—	12
Long-term receivables from customers	—	—	—	117	117
Deferred compensation assets(1)	137	—	—	—	137
Non-current minimum lease payments from finance lease agreements	—	—	—	39	39
Long-term loans, advances and security deposits	—	—	—	22	22
Total non-current financial assets	137	—	40	178	355
Current financial assets
Money market funds	625	—	—	—	625
Current portion of long-term financial investments measured at FVPL(2)	—	—	12	—	12
Current portion of long-term receivables from customers(2)	—	—	—	107	107
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	29	29
Other receivables, security deposits and current assets(2)	—	—	—	88	88
VAT receivables(2)	—	—	—	72	72
Derivative financial instruments(2)	—	3	—	—	3
Total current financial assets	625	3	12	296	936
Total financial assets at fair value and amortized cost or cost	762	3	52	474	1,291
Financial liabilities
Contingent consideration liabilities	—	—	(157)	—	(157)
Non-current financial debt	—	—	—	(3,949)	(3,949)
Current financial debt	—	—	—	(162)	(162)
Derivative financial instruments	—	(7)	—	—	(7)
Total financial liabilities at fair value and amortized cost	—	(7)	(157)	(4,111)	(4,275)
(1)    Recorded in Other non-current assets.
(2)    Recorded in Other current assets.
(3)    The carrying amount is a reasonable approximation of fair value, with the exception of Series 2026, 2029, 2030, and 2049 notes recorded in Non-current financial debt with a fair value of $3,036 million and a carrying value of $2,726 million as of December 31, 2020. The fair value of notes was determined using level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.
The carrying amount is a reasonable approximation of fair value for all other financial assets and liabilities as of March 31, 2021, including Cash & cash equivalents, Trade receivables, Income tax receivables, and Trade payables.
There were no transfers of financial instruments between levels in the fair value hierarchy during the three months ended March 31, 2021.

Level 3 financial instruments measured at fair value on a recurring basis
Financial assets

	Long-term financial investments measured at FVOCI		Financial investments measured at FVPL
($ millions)	2021	2020	2021	2020
Balance as of January 1	28	31	24	61
Additions	8	—	—	—
Sales	—	—	—	—
(Loss) recognized in consolidated statement of comprehensive income/(loss)	—	(10)	—	—
Unrealized gains/(losses) in consolidated income statement	—	—	1	(5)
Amortization	—	—	(5)	(14)
Reclassification	—	—	—	—
Balance as of March 31	36	21	20	42
Financial liabilities

	Contingent consideration liabilities
($ millions)	2021	2020
Balance as of January 1	(157)	(243)
Additions	—	—
Accretion for passage of time	(4)	(6)
Adjustments for changes in assumptions	—	44
Payments	15	20
Balance as of March 31	(146)	(185)
Changes in contingent consideration liabilities in the current year period include a payment of $15 million related to achievement of a development milestone. As of March 31, 2021, the probability of success for various development and commercial milestones ranges from 55% to 90% and the maximum remaining potential payments related to contingent consideration from business combinations is $455 million, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount. The estimation of probability typically depends on factors such as technical milestones or market performance and is adjusted for the probability of payment. If material, probable payments are appropriately discounted to reflect the impact of time.
Changes in contingent consideration liabilities in the prior year included adjustments for changes in assumptions of $44 million primarily related to revised expectations for achievement of commercial milestones and timing of settlement for development milestones, and a payment of $20 million related to achievement of a development milestone.
Contingent consideration liabilities are reported in “Provisions & other non-current liabilities" and "Provisions & other current liabilities” based on the projected timing of settlement which is estimated to range from 2024 through 2032 for contingent consideration obligations as of March 31, 2021.
Derivatives
As of March 31, 2021, the net value of unsettled positions for derivative forward contracts and swaps was $11 million, including $12 million of unrealized gains in Other current assets and $1 million of unrealized losses in Current financial debts. As of December 31, 2020, the net value of unsettled positions for derivative forward contracts and swaps was $4 million, including $3 million of unrealized gains in Other current assets and $7 million of unrealized losses in Current financial debts. There are master agreements with several banking counterparties for derivative financial instruments, however, there were no derivative financial instruments meeting the offsetting criteria under IFRS as of March 31, 2021 or December 31, 2020.

Nature and extent of risks arising from financial instruments
Note 18 to the Consolidated Financial Statements in the Form 20-F contains a summary of the nature and extent of risks arising from financial instruments. There have been no significant changes in the nature and extent of risks arising from financial instruments or corresponding risk management policies since the date of the Form 20-F.
9. Condensed consolidated statements of cash flows - additional details
The below tables provide additional detail supporting select line items in the Condensed Consolidated Statement of Cash Flows.
9.1     Depreciation, amortization, impairments and fair value adjustments

	Three months ended March 31
($ millions)	2021	2020

Property, plant & equipment	78	68
Right-of-use assets	21	19
Intangible assets	185	288
Financial assets	—	5
Total	284	380
9.2     Change in net current assets and other operating cash flow items

	Three months ended March 31
($ millions)	2021	2020

(Increase) in inventories	(64)	(72)
(Increase) in trade receivables	(17)	(49)
(Decrease) in trade payables	(33)	(6)
Net change in other current assets	25	53
Net change in other current liabilities	(107)	(128)
Total	(196)	(202)
10. Equity-based compensation
As described in Note 24 to the Consolidated Financial Statements in the Form 20-F, Alcon has various equity incentive plans, under which Alcon may grant awards in the form of restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), restricted stock awards ("RSAs"), or any other form of award at the discretion of the Board. Certain associates in select countries may also participate in share ownership savings plans.
The below table summarizes unvested share movements for all Alcon equity-based incentive plans for the three months ended March 31, 2021 and 2020:

	Three months ended March 31
(shares in millions)	2021	2020
Unvested at January 1	5.4	4.7
Granted	1.7	1.9
Vested	(0.9)	(0.6)
Forfeited	(0.1)	(0.1)
Unvested at March 31	6.1	5.9

11. Legal proceedings update
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment, wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, and intellectual property matters. As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect our business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 19 to the Consolidated Financial Statements in the Form 20-F contains a summary of significant legal proceedings to which the Company or any of its subsidiaries was a party as of the date of the Form 20-F. As of May 4, 2021, there have been no significant developments in those proceedings nor any new significant proceedings commenced since the date of the Form 20-F.
12. Subsequent events
On April 28, 2021, Alcon announced the execution of an agreement (“Agreement”) to acquire exclusive US commercialization rights to a pharmaceutical ophthalmic eye drop, Simbrinza® (brinzolamide/brimonidine tartrate ophthalmic suspension) 1%/0.2% from Novartis AG. Under the terms of the Agreement, Alcon will pay $355 million at closing, which is expected to occur in the second quarter of 2021. After closing, Alcon and Novartis will immediately begin a transition period during which Novartis will sell Simbrinza® on Alcon's behalf. Following the transition period, Alcon expects to manufacture and commercialize Simbrinza® for the US market, while Novartis will retain all rights to Simbrinza® outside of the US.
These unaudited Condensed Consolidated Interim Financial Statements were authorized for issue by the Audit & Risk Committee on May 4, 2021.

SUPPLEMENTARY INFORMATION - DEFINITIONS AND RECONCILIATIONS OF NON-IFRS MEASURES
Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, EBITDA, free cash flow, and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the prior year and comparing them to the prior year values in US dollars.

EBITDA
Alcon defines earnings before interest, tax, depreciation and amortization ("EBITDA") as net income/(loss) excluding income taxes, depreciation of property, plant and equipment (including any related impairment charges), depreciation of right-of-use assets, amortization of intangible assets (including any related impairment charges), interest expense and other financial income and expense. Alcon management primarily uses EBITDA together with net (debt)/liquidity to monitor leverage associated with financial debts.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.

Reconciliation of IFRS results to core results
Three months ended March 31, 2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Other items(5)	Core results
Gross profit	1,031	125	45	—	—	—	1,201
Selling, general & administration	(699)	—	—	7	—	—	(692)
Research & development	(166)	—	—	—	—	5	(161)
Other income	9	—	—	—	—	(1)	8
Other expense	(26)	—	—	3	11	—	(12)
Operating income	149	125	45	10	11	4	344
Income before taxes	109	125	45	10	11	4	304
Taxes(6)	(25)	(23)	(10)	(2)	(2)	(1)	(63)
Net income	84	102	35	8	9	3	241
Basic earnings per share ($)	0.17						0.49
Diluted earnings per share ($)	0.17						0.49
Basic - weighted average shares outstanding (millions)(7)	489.7						489.7
Diluted - weighted average shares outstanding (millions)(7)	492.8						492.8
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS to core results' tables.
Three months ended March 31, 2020

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Other items(5)	Core results
Gross profit	872	252	16	3	—	(10)	1,133
Selling, general & administration	(677)	—	—	3	—	—	(674)
Research & development	(139)	7	—	—	—	(20)	(152)
Other income	9	—	—	—	—	—	9
Other expense	(93)	—	—	65	7	7	(14)
Operating (loss)/income	(28)	259	16	71	7	(23)	302
(Loss)/income before taxes	(69)	259	16	71	7	(23)	261
Taxes(6)	12	(44)	(4)	(13)	(1)	8	(42)
Net (loss)/income	(57)	215	12	58	6	(15)	219
Basic (loss)/earnings per share ($)	(0.12)						0.45
Diluted (loss)/earnings per share ($)	(0.12)						0.45
Basic - weighted average shares outstanding (millions)(7)	488.6						488.6
Diluted - weighted average shares outstanding (millions)(7)	488.6						491.2
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS to core results' tables.

Explanatory footnotes to IFRS to Core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)Separation costs are expected to be incurred over the two to three-year period following the completion of the spin-off from Novartis and primarily include costs related to IT and third party consulting fees.
(4)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.
(5)For the three months ended March 31, 2021, Research & development includes the amortization of option rights. Other income includes a fair value adjustment of a financial asset.
For the three months ended March 31, 2020, Gross profit includes fair value adjustments of contingent consideration liabilities. Research & development includes a $34 million fair value adjustment of a contingent consideration liability, partially offset by $14 million in amortization of option rights. Other expense primarily includes fair value adjustments of a financial asset.
(6)For the three months ended March 31, 2021, tax associated with operating income core adjustments of $195 million totaled $38 million with an average tax rate of 19.5%.
For the three months ended March 31, 2020, total tax adjustments of $54 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $330 million totaled $64 million with an average tax rate of 19.4%. Core tax adjustments for discrete items totaled $10 million primarily related to tax expense from the delayed spin of a legal entity.
(7)Core basic earnings per share was calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements.

EBITDA

	Three months ended March 31
($ millions)	2021	2020

Net income/(loss)	84	(57)
Taxes	25	(12)
Depreciation of property, plant & equipment	78	68
Depreciation on right-of-use assets	21	19
Amortization of intangible assets	140	272
Impairments of property, plant & equipment, and intangible assets	45	16
Interest expense	31	31
Other financial income & expense	9	10
EBITDA	433	347

Cash flow and net (debt)/liquidity

	Three months ended March 31
($ millions)	2021	2020

Net cash flows from operating activities	156	30
Net cash flows used in investing activities	(131)	(104)
Net cash flows (used in)/from financing activities	(3)	18
Effect of exchange rate changes on cash and cash equivalents	(15)	(6)
Net change in cash and cash equivalents	7	(62)
Change in derivative financial instrument assets	9	—
Change in current and non-current financial debts	8	26
Change in net (debt)	24	(36)
Net (debt) at January 1	(2,558)	(2,656)
Net (debt) at March 31	(2,534)	(2,692)

Net (debt)/liquidity

($ millions)	At March 31, 2021	At December 31, 2020

Current financial debt	(131)	(169)
Non-current financial debt	(3,979)	(3,949)
Total financial debt	(4,110)	(4,118)

Less liquidity:
Cash and cash equivalents	1,564	1,557
Derivative financial instruments	12	3
Total liquidity	1,576	1,560
Net (debt)	(2,534)	(2,558)

Free cash flow
The following is a summary of free cash flow for the three months ended March 31, 2021 and 2020, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Three months ended March 31
($ millions)	2021	2020

Net cash flows from operating activities	156	30
Purchase of property, plant & equipment	(108)	(90)
Free cash flow	48	(60)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements Alcon makes regarding its liquidity, revenue, gross margin, effective tax rate, foreign currency exchange movements, earnings per share, its plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items, market growth assumptions, and generally, its expectations concerning its future performance and the effects of the COVID-19 pandemic on its businesses.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Such forward-looking statements are subject to various risks and uncertainties facing Alcon, including: the effect of the ongoing COVID-19 pandemic as well as other viral or disease outbreaks as well as the availability of vaccines; the commercial success of its products and its ability to maintain and strengthen its position in its markets; the success of its research and development efforts, including its ability to innovate to compete effectively; its success in completing and integrating strategic acquisitions; the possibility that various closing conditions for the Simbrinza® transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; its ability to successfully transition the manufacture, distribution and commercialization of Simbrinza® from Novartis after closing; its ability to leverage existing relationships with healthcare professionals to help drive patient adoption of Simbrinza®; pricing pressure from changes in third party payor coverage and reimbursement methodologies; global and regional economic, financial, legal, tax, political, and social change; data breaches or other disruptions of its information technology systems; ongoing industry consolidation; its ability to properly educate and train healthcare providers on its products; changes in inventory levels or buying patterns of its customers; the impact of a disruption in its global supply chain or important facilities; ability to service its debt obligations; its ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that it has entered into a three-year Deferred Prosecution Agreement with the US Department of Justice; uncertainty and impact relating to the potential phasing out of LIBOR and transition to alternative reference rates; the need for additional financing through the issuance of debt or equity; its reliance on outsourcing key business functions; its ability to protect and maintain intellectual property; the impact on unauthorized importation of its products from countries with lower prices to countries with higher prices; uncertainties regarding the success of Alcon’s separation and spin-off from Novartis and the subsequent transformation program, including the expected separation and transformation costs, as well as any potential savings, incurred or realized by Alcon; the effects of litigation, including product liability lawsuits and government investigations; its ability to comply with all laws to which it may be subject; effect of product recalls or voluntary market withdrawals; the implementation of its enterprise resource planning system; its ability to attract and retain qualified personnel; the accuracy of its accounting estimates and assumptions, including pension plan obligations and the carrying value of intangible assets; the ability to obtain regulatory clearance and approval of its products as well as compliance with any post-approval obligations, including quality control of its manufacturing; legislative and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; its ability to manage environmental, social and governance matters to the satisfaction of its many stakeholders, some of which may have competing interests; its ability to operate as a stand-alone company; whether the transitional services Novartis has agreed to provide Alcon are sufficient; the impact of the spin-off from Novartis on Alcon’s shareholder base; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to its shareholders as a Swiss corporation compared to a US corporation; and the effect of maintaining or losing its foreign private issuer status under US securities laws. Additional factors are discussed in Alcon’s filings with the United States Securities and Exchange Commission, including its Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements in this document speak only as of the date of its filing, and Alcon assumes no obligation to update forward-looking statements as a result of new information, future events or otherwise.

INTELLECTUAL PROPERTY
This report may contain reference to our proprietary intellectual property. All product names appearing in italics are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

ABOUT ALCON
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 23,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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